EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[             , 20    ]

Dear Shareholder:

Coller Secondaries Private Equity Opportunities Fund (the “Fund”) has received and accepted for repurchase your tender of all or a part of your interests in the Fund (your “Shares”).

Because you have tendered and the Fund has repurchased all or a part of your Shares, the Fund will provide payment to you of an amount equal to at least 95% of the value of the repurchased Shares, determined based on the unaudited value of the Fund as of June 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than August 10, 2026, unless the repurchase date of the Shares in the Fund has changed; provided that, if you tendered some but not all of your Shares for repurchase you will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Fund’s Board of Trustees (the “Board”), in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of your Shares. To the extent you seek to tender all of the Shares you own and the Fund repurchases less than the full amount of Shares that you request to have repurchased, you may maintain a balance of Shares of less than $10,000 following such Share repurchase.

The Fund may hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to you. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two (2) business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of March 31, 2026. Since the Fund’s current fiscal year will end on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

If you are tendering only a portion of your Shares, you remain a shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact your Financial Intermediary or State Street at (617) 662-7100.

Sincerely,

Coller Secondaries Private Equity Opportunities Fund

[             , 20    ]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your shares in Coller Secondaries Private Equity Opportunities Fund (the “Fund”).

Because you have tendered and the Fund has repurchased all or a part of your shares in the Fund, you have been paid an amount equal to at least 95% of the value of the repurchased shares in the Fund based on the unaudited value of the Fund as of June 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the repurchase amount will be paid to you no later than two business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027.

Should you have any questions, please feel free to contact your Financial Intermediary or State Street at (617) 662-7100.

Sincerely,

Coller Secondaries Private Equity Opportunities Fund

Enclosure